May 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	AmTrust Financial Services, Inc.

PRRN14A revised preliminary proxy statement filing made on Schedule 14A

Filed on May 23, 2018 by Barberry Corp. et al.

File No. 001-33143

Dear Mr. Panos:

This letter sets forth the response of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP, Beckton Corp., High River Limited Partnership, Hopper Investments LLC And Barberry Corp. (collectively, the “Icahn Participants”) to the comment letter, dated May 24, 2018 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to Amendment No. 1 to the Icahn Participants’ Preliminary Proxy Statement filed on Schedule 14A (as amended and supplemented, the “Preliminary Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2018.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

* * * *

Amendment No. 1 to Preliminary Proxy Statement

If my shares of AmTrust Common Stock are held in street name by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares of AmTrust Common Stock for me?

1.	Please advise us of the support upon which the Icahn Participants relied to conclude that nominees others than brokers will be ineligible to submit “broker non-votes.” Alternatively, please revise to remove the assertion that nominees other than brokers, such as banks, are included among the class of nominees that ordinarily may cast “broker non-votes” but are ineligible to vote in this instance absent the receipt of instructions from beneficial owners.

In response to the Staff’s comment, the Icahn Participants have revised the disclosure on page 4 to remove the assertion that nominees other than brokers, such as banks, are included among the class of nominees that ordinarily may cast “broker non-votes” but are ineligible to vote in this instance absent the receipt of instructions from beneficial owners.

Certain Information Concerning Participants in this Solicitation of Proxies, page 8

2.	Instruction 3(a)(iii) to Item 4 of Schedule 14A in effect defines the term “participant” to include “any committee or group that solicits proxies.” Note that the determination of whether or not a group exists within the meaning of this provision will not be expressly governed by the “act as” standard codified in Section 13(d)(3) of the Exchange Act, which statutory standard is devoid of any explicit requirement that a tacit or express agreement exist among group members. Given the absence of a codified requirement under Sections 14(a) or 13(d)(3) that indicates the existence of an agreement among members is necessary precondition to group formation, please provide us with a brief analysis to support your apparent conclusion that Arca should not be identified as a participant in this solicitation. We note, for example, Arca Capital’s public statement of intention to work with you, and your corresponding acknowledgment that Arca Capital makes “a lot of good points”.

Notwithstanding the absence of a codified requirement under Sections 14(a) or 13(d)(3) that indicates the existence of an agreement among members is necessary precondition to group formation, the Icahn Participants believe that Arca Capital (“Arca”) should not be identified as a participant in the proposed solicitation. Except as described herein, the Icahn Participants have had no contact with Arca in person, by phone or otherwise. In late April 2018, a member of a public relations firm who claimed to have been retained by Arca contacted the Icahn Participants by phone and provided a brief summary of the situation at AmTrust, and then, late in the evening of May 24, 2018, the same person telephoned a representative of the Icahn Participants seeking to arrange a meeting between representatives of the Icahn Participants and representatives of Arca. The representative of the Icahn Participant explained that the Icahn Participants do not want to form a group or have Arca become a participant in the Icahn Participants’ proxy solicitation. The representative of the Icahn Participants declined the invitation for a meeting. Except for the foregoing, there have been no other contacts between Arca and the Icahn Participants.

The Icahn Participants had no prior knowledge of Arca’s press release before it was issued on May 21, 2018, and were surprised by Arca’s headline that read in part “Arca Capital to Work With Icahn.” The Icahn Participants have not been, and have no intention to be, in contact with or to work with, Arca in any manner regarding the proposed solicitation, nor do the Icahn Participants have any agreements, understandings or arrangements with Arca.

Form of Proxy

3.	Please revise the form of proxy to include the prophylactic legend indicating its preliminary status as required by Rule 14a-6(e)(1).

In response to the Staff’s comment, the Icahn Participants have revised the form of proxy to include the prophylactic legend indicating its preliminary status as required by Rule 14a-6(e)(1).

4.	Please disclose which party has made the proposals as required by Rule 14a-4(a)(3).

In response to the Staff’s comment, the Icahn Participants have revised the form of proxy to disclose which party has made the proposals as required by Rule 14a-4(a)(3).

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 702-4382.

Sincerely,

/s/ Andrew Langham

Andrew Langham, Icahn Enterprises L.P.